PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Pacific North West Capital Terminates Agnew Lake Option Agreement

April 28, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF), reports that it has elected to terminate the Agnew Lake, Ontario Option Agreement with Platinum Group Metals Ltd. (PTM:TSX) and Anglo American Platinum Corporation Limited (“Anglo Platinum”) following notice that Anglo Platinum did not intend to expend further funds on the exploration of the property at this time. The Agnew Lake Property is located near Sudbury, Ontario and was held under option from PTM.  PFN decided it would be in the best interest of its shareholders to not pursue additional exploration on this property and is concentrating its efforts on an aggressive acquisition program and exploration of its other existing properties.  Most recently PFN announced that it had entered into a Lease Agreement with Calista Corporation on the Goodnews Bay Platinum Project in Alaska, and is continuing exploration on the West Timmins Nickel Project.

On behalf of the Management of PFN, I would like to thank Anglo Platinum and Platinum Group Metals for their time and efforts during the option agreement.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. PFN is the Project Operator.  PFN is currently finalizing Phase 8 for the project and plans to finalize the 2006 budget within 60 days.  In late 2004 PFN established a Base Metals Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.  On April 12, 2006, PFN entered into a Lease Agreement with Calista Corporation on the Goodnews Bay Platinum Project in Alaska, where PFN will focus exploration efforts on the search for economic lode platinum mineralization in the ultramafic intrusive complex that is believed to be the source of platinum placer deposits.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

1

April 28, 2006